SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 27)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Thomas M. Clay

Estate of Landon Thomas Clay

Brian James

Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016

c/o East Hill Management Company, LLC

70 Main Street, Suite 300

Peterborough, NH 03458

United States of America

(603) 371-9032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSON Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,025,749 shares of Common Stock(1)
	8	SHARED VOTING POWER 15,651,519 shares of Common Stock(2)
	9	SOLE DISPOSITIVE POWER 19,025,749 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER 15,651,519 shares of Common Stock(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 34,677,268 shares of Common Stock(1, 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 1,806,400 shares of common stock (“Common Stock”) of Golden Queen Mining Co. Ltd. (the “Company” or “Golden Queen”) held directly by Mr. Thomas M. Clay, (ii) 140,833 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, (iii) 6,889,107 shares of Common Stock held by the Estate of Landon Thomas Clay (the “Estate”), for which Mr. Thomas M. Clay is the executor, (iv) 26,114 shares of Common Stock held by LTC Corporation, for which Mr. Thomas M. Clay is President, and (v) 10,163,295 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016 (the “2016-2 GRAT”), for which Mr. Thomas M. Clay is the sole trustee. Mr. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock held by the Estate, the LTC Corporation and the 2016-2 GRAT.

(2)	Includes (i) 807,250 shares of Common Stock held by Arctic Coast Petroleums, Ltd. (“Arctic Coast”), for which Mr. Thomas M. Clay is a director, (ii) 1,344,269 shares of Common Stock held by the Monadnock Charitable Annuity Lead Trust dated May 31, 1996 (the “Monadnock Trust”), for which East Hill Management Company, LLC (“East Hill”) is the investment manager, (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2006 (the “LTC Trust”), for which Mr. Thomas M. Clay is a trustee, and (iv) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 (the “CF Trust” and, together with the LTC Trust, the “Trusts”), for which Mr. Thomas M. Clay is a trustee and has a residual beneficial interest. The CF Trust holds a 50% beneficial interest of the shares of Common Stock held by Arctic Trust, and Mr. Thomas M. Clay therefore disclaims beneficial ownership of 50% of the shares of Common Stock held by Arctic Coast. Mr. Thomas M. Clay is the sole manager of East Hill.

(3)	Based on 124,789,516 shares of common stock of the Company outstanding, calculated as follows: (i) 111,148,683 shares of common stock of the Company as of November 14, 2017, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 14, 2017, (ii) 140,833 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, and (iii) an aggregate of 13,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Trusts.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSON Estate of Landon Thomas Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,889,107 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 6,889,107 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,889,107 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%(4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

[4]	Based on 111,148,683 shares of common stock of the Company outstanding as of November 14, 2017, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 14, 2017.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSON Brian James
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 15,651,519 shares of Common Stock (5)
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 15,651,519 shares of Common Stock (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 15,651,519 shares of Common Stock (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%(6)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(5)	Includes (i) 1,344,269 shares of Common Stock held by the Monadnock Trust, for which Mr. Brian James is a trustee, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Brian James is a trustee, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Brian James is a trustee, and (iv) 807,250 shares of Common Stock held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust. Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by the Monadnock Trust, Arctic Coast and the Trusts.

(6)	Based on 124,648,683 shares of common stock of the Company outstanding, calculated as follows: 111,148,683 shares of common stock of the Company as of November 14, 2017, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 14, 2017, and an aggregate of 13,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Trusts.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2009 Irrevocable Trust u/a March 6, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,740,600 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 10,740,600 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,740,600 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(7)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(7)	Based on 121,889,283 shares of common stock of the Company outstanding, calculated as follows: 111,148,683 shares of common stock of the Company as of November 14, 2017, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 14, 2017, and 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,163,295 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 10,163,295 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,163,295 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(8)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(8)	Based on 111,148,683 shares of the Company outstanding as of November 14, 2017, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 14, 2017.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 14 Pages

This Amendment No. 27 to Schedule 13D (this “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on June 2, 2006 by Mr. Landon T. Clay, as amended by a Schedule 13D/A filed on February 2, 2010 by Mr. Landon T. Clay and Mr. Thomas M. Clay, as amended by those certain Schedules 13D/A filed on April 16, 2010, June 16, 2010, February 10, 2011, April 12, 2011, October 14, 2011, and February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012 by Mr. Landon T. Clay, Mr. Thomas M. Clay and the LTC Trust, as amended by those certain Schedules 13D/A filed on July 16, 2012, October 26, 2012, February 21, 2013, March 27, 2013, May 2, 2013, July 30, 2013, July 31, 2013, December 10, 2013, March 26, 2014, June 18, 2014, July 25, 2014, January 15, 2015, and August 13, 2015, as amended by a Schedule 13D/A filed on December 31, 2015 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust and Mr. Brian James, as amended by a Schedule 13D/A filed on January 27, 2016 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James and the 2016-2 GRAT, as amended by a Schedule 13D/A filed on August 4, 2016, as amended by a Schedule 13D/A filed on December 2, 2016 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James, the 2016-2 GRAT and Mr. Richard T. Clay, and as amended by a Schedule 13D/A filed on February 3, 2017. This Amendment is being filed to update the beneficial holdings of each of the undersigned (i) following the death of Mr. Landon T. Clay on July 29, 2017 and, consequently, to reflect the removal of Mr. Landon T. Clay as a Reporting Person and the deemed beneficial ownership by the Estate of more than 5% of the outstanding shares of Common Stock, (ii) following the delegation of Mr. Richard T. Clay’s authority to vote and dispose of the shares of Common Stock of Golden Queen as trustee of the LTC Trust and the CF Trust and, consequently, to reflect the removal of Mr. Richard T. Clay as a Reporting Person and (iii) to reflect certain other changes in the facts set forth in this Schedule 13D. The Estate, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James and the 2016-2 GRAT are hereinafter referred to as the “Reporting Persons”.

Item 1. Security and Issuer.

This Amendment relates to the Common Stock of Golden Queen. The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. IdentiTy and Background.

“Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)         This statement is being filed by the Estate, Mr. Thomas M. Clay, Mr. Brian James, the LTC Trust and the 2016-2 GRAT as Reporting Persons.

(b)         The business address for each Reporting Person is c/o East Hill Management Company, LLC, 70 Main Street, Suite 300, Peterborough, NH 03458, United States of America.

(c)        Mr. Thomas M. Clay is a Vice President and the sole manager of East Hill, and Mr. Brian James is a Vice President of East Hill. Mr. Thomas M. Clay is also the Chairman and Chief Executive Officer of Golden Queen and the President of LTC Corporation. The address of East Hill is 70 Main Street, Suite 300, Peterborough, NH 03458, United States of America, and the address of LTC Corporation is #610, 400 5th Avenue S.W., Calgary, Alberta, Canada.

(d)        None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e)         None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Each of Reporting Persons is either a citizen of, or domiciled in, the United States of America.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 14 Pages

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons acquired the shares of Common Stock by purchase through their personal assets or by gift or as otherwise described below.

Estate of Landon Thomas Clay

The Estate acquired its shares of Common Stock upon the death of Mr. Landon T. Clay on July 29, 2017. Mr. Landon T. Clay originally acquired his shares of Common Stock by purchases through his personal assets, by gifts, through private placements, through the exercise of warrants, through the conversion of notes and as part of a partnership distribution from a limited partnership of which Mr. Landon T. Clay was a limited partner.

Mr. Thomas M. Clay

Between 1997 and 2013, Mr. Thomas M. Clay received an aggregate of 1,505,680 shares of Common Stock through various gifts from family trusts and family members and through a distribution from a mutual fund.

On January 28, 2009, Mr. Thomas M. Clay was granted options to purchase an aggregate of 300,000 shares of Common Stock at an exercise price of $0.26 CAD per share (the “2009 Options”). On October 28, 2013, Mr. Thomas M. Clay exercised the 2009 Options in full.

On September 8, 2015, Mr. Thomas M. Clay was granted options to purchase an aggregate of 107,500 shares of Common Stock at an exercise price of $0.58 CAD per share (the “2015 Options”). The 2015 Options are exercisable at any time and will expire on September 8, 2020.

On November 30, 2016, Mr. Thomas M. Clay was granted options to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $0.66 USD per share (the “2016 Options”). 33,333 of the 2016 Options have vested, and the remaining 66,667 of the 2016 Options will vest in equal installments on the second and third anniversaries of the date of grant, with regular acceleration provisions upon a change of control. The 2016 Options will expire on November 30, 2021.

On June 30, 2017, Mr. Thomas M. Clay was appointed as the sole manager of East Hill.

On October 20, 2017, Mr. Thomas M. Clay was granted options to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $0.29 USD per share (the “2017 Options”). The 2017 Options will vest in equal one-third installments on the first, second and third anniversaries of the date of grant, with regular acceleration provisions upon a change of control. The 2017 Options will expire on November 30, 2022.

Mr. Thomas M. Clay is the sole trustee of the 2016-2 GRAT and may be deemed to beneficially own the 10,163,295 shares of Common Stock held by the 2016-2 GRAT (the “GRAT Shares”). Mr. Thomas M. Clay disclaims beneficial ownership of the GRAT Shares.

Mr. Thomas M. Clay is a trustee of, and has a remainder beneficial interest in the assets held by each of, the Trusts.

On November 21, 2017, Mr. Thomas M. Clay was appointed President of LTC Corporation. Mr. Thomas M. Clay disclaims beneficial ownership of the 26,114 shares of Common Stock owned by LTC Corporation.

On December 4, 2017, Mr. Thomas M. Clay was appointed the executor of the Estate. Mr. Thomas M. Clay disclaims beneficial ownership of the 6,889,107 shares of Common Stock owned by the Estate.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 9 of 14 Pages

Mr. Brian James

On December 18, 2015, Mr. Brian James was appointed as a trustee of each Trust. Mr. Brian James is also a trustee of the Monadnock Trust. Through his appointment as a trustee of the Trusts and the Monadnock Trust, Mr. Brian James may be deemed to beneficially own the shares of Common Stock held by the Trusts and the Monadnock Trust. Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by Arctic Coast, the Trusts and the Monadnock Trust.

The Trusts

On June 8, 2015, pursuant to the Amended and Restated Term Loan Agreement, dated June 8, 2015, by and among the Company, the Trusts and the other parties thereto (the “Amended and Restated Term Loan Agreement”), the LTC Trust and the CF Trust acquired warrants to purchase up to 5,967,000 and 1,533,000 shares of Common Stock, respectively (the “2015 Warrants”). The 2015 Warrants are exercisable beginning December 8, 2015 and will expire on June 8, 2020.

On November 21, 2016, pursuant to the Second Amended and Restated Term Loan Agreement, dated November 21, 2016, by and among the Company, the Trusts and the other parties thereto (the “Second Amended and Restated Term Loan Agreement”), the LTC Trust and the CF Trust acquired warrants to purchase up to 4,773,600 and 1,226,400 shares of Common Stock, respectively (the “2016 Warrants”). The 2016 Warrants are exercisable beginning November 21, 2016 and will expire on November 21, 2021.

Messrs. Thomas M. Clay and Brian James are each a trustee of each of the Trusts, and Mr. Thomas M. Clay has a remainder beneficial interest in the assets held by the Trusts. Mr. Brian James may be deemed to beneficially own the shares of Common Stock held by the Trusts, but he disclaims beneficial ownership of such shares of Common Stock.

2016-2 GRAT

On January 14, 2016, Mr. Landon T. Clay transferred an aggregate of 17,047,739 shares of Common Stock into the 2016-2 GRAT for estate planning purposes. The transfer was made as a gift to the 2016-2 GRAT without payment or receipt of any consideration by Mr. Landon T. Clay or the 2016-2 GRAT. On January 24, 2017, Mr. Landon T. Clay transferred an aggregate of 6,884,444 shares of Common Stock from the 2016-2 GRAT to himself in satisfaction of the annuity payment required by the terms of the 2016-2 GRAT. Mr. Thomas M. Clay is the sole trustee of the 2016-2 GRAT and has the power to vote the shares of Common Stock held by the 2016-2 GRAT. Mr. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock owned by the GRAT.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

All of the shares of Common Stock beneficially owned by the Reporting Persons and reported in this Amendment were acquired for investment purposes. The shares of Common Stock that Mr. Thomas M. Clay may be deemed to own beneficially are held for investment purposes, but, as the Chairman of Company’s Board of Directors and Chief Executive Officer of the Company, Mr. Thomas M. Clay may have influence over the corporate activities of the Company, including activities that would relate to, or result in any of the actions enumerated in the instructions for the completion of Item 4 of this Amendment.

The Company commenced a rights offering (the “Rights Offering”) to its shareholders. The LTC Trust, together with an affiliate of Mr. Jonathan Clay, who is a cousin of Mr. Thomas M. Clay, have entered into that certain Standby Guarantee Agreement, dated as of November 10, 2017, with the Company (the “Standby Agreement”) pursuant to which such entities have agreed with the Company, subject to the terms and provisions of the Standby Agreement, to purchase all of the Standby Shares (as defined in the Standby Agreement).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 10 of 14 Pages

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)         According to the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 14, 2017, 111,148,683 shares of Common Stock were outstanding as of November 14, 2017.

Mr. Landon T. Clay died on July 29, 2017. Mr. Landon T. Clay was the father of Mr. Thomas M. Clay.

The Estate may be deemed to own beneficially an aggregate of 6,889,107 shares of Common Stock, which constitute 6.2% of such class of securities. This total includes (i) 6,884,444 shares of Common Stock held in the name of the Estate and (ii) 4,663 shares of Common Stock held in an individual retirement account in the name of Mr. Landon T. Clay.

Mr. Thomas M. Clay may be deemed to own beneficially an aggregate of 34,677,268 shares of Common Stock, which constitute 27.8% of such class of securities. This total includes (i) 1,806,400 shares of Common Stock held directly by Mr. Thomas M. Clay, (ii) 140,833 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, (iii) 6,889,107 shares of Common Stock held by the Estate, for which Mr. Thomas M. Clay is the executor, (iv) 26,114 shares of Common Stock held by LTC Corporation, for which Mr. Thomas M. Clay is President, and (v) 10,163,295 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the 2016-2 GRAT, for which Mr. Thomas M. Clay is the sole trustee. Mr. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock held by the Estate, the LTC Corporation and the 2016-2 GRAT. This total also include (i) 807,250 shares of Common Stock held by Arctic Coast, for which Mr. Thomas M. Clay is a director, (ii) 1,344,269 shares of Common Stock held by the Monadnock Trust, for which East Hill is the investment manager, (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Thomas M. Clay is a trustee and (iv) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Thomas M. Clay is a trustee and has a residual beneficial interest. The CF Trust holds a 50% beneficial interest of the shares of Common Stock held by Arctic Trust, and Mr. Thomas M. Clay therefore disclaims beneficial ownership of 50% of the shares of Common Stock held by Arctic Coast. Mr. Thomas M. Clay is the sole manager of East Hill.

Mr. Brian James may be deemed to own beneficially an aggregate of 15,651,519 shares of Common Stock, which constitute 12.6% of such class of securities. This total includes (i) 1,344,269 shares of Common Stock held by the Monadnock Trust, for which Mr. Brian James is a trustee, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Brian James is a trustee, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Brian James is a trustee, and (iv) 807,250 shares of Common Stock held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust. Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by Arctic Coast, the Monadnock Trust and the Trusts.

The LTC Trust beneficially owns an aggregate of 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC Trust, which constitute 8.8% of such class of securities.

The 2016-2 GRAT beneficially owns an aggregate of 10,163,295 shares of Common Stock, which constitute 9.1% of such class of securities.

(b)

(i)

SCHEDULE 13D

CUSIP NO. 38115J100	Page 11 of 14 Pages

(A)       The Estate has sole voting and dispositive power of 6,889,107 shares of Common Stock.

(B)       Mr. Thomas M. Clay has sole voting and dispositive power of 19,025,749 shares of Common Stock, including 140,833 shares of Common Stock issuable upon the exercise of options.

(C)       Mr. Brian James has sole voting and dispositive power of 0 shares of Common Stock.

(D)       The LTC Trust has sole voting and dispositive power of 10,740,600 shares of Common Stock.

(E)       The 2016-2 GRAT has sole voting and dispositive power of 10,163,295 shares of Common Stock.

(ii)

(A)       The Estate may be deemed to share voting and dispositive power over 0 shares of Common Stock.

(B)       Mr. Thomas M. Clay may be deemed to share voting and dispositive power over 15,651,519 shares of Common Stock, including (i) 807,250 shares of Common Stock held by Arctic Coast, for which Mr. Thomas M. Clay is a director, (ii) 1,344,269 shares of Common Stock held by the Monadnock Trust, for which East Hill is the investment manager, (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Thomas M. Clay is a trustee, and (iv) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Thomas M. Clay is a trustee and holds a residual beneficial interest. The CF Trust holds a 50% beneficial interest of the shares of Common Stock held by Arctic Trust, and Mr. Thomas M. Clay therefore disclaims beneficial ownership of 50% of the shares of Common Stock held by Arctic Coast. Mr. Thomas M. Clay is the sole manager of East Hill.

(C)       Mr. Brian James may be deemed to share voting and dispositive power over 15,651,519 shares of Common Stock, including (i) 1,344,269 shares of Common Stock held by the Monadnock Trust, for which Mr. Brian James is a trustee, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Brian James is a trustee, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Brian James is a trustee, and (iv) 807,250 shares of Common Stock held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust. Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by Arctic Coast, the Monadnock Trust and the Trusts.

(D)       The LTC Trust has shared voting and dispositive power of 0 shares of Common Stock.

(E)       The 2016-2 GRAT has shared voting and dispositive power of 0 shares of Common Stock.

(c)         On November 21, 2017, Mr. Thomas M. Clay was appointed President of LTC Corporation. Mr. Thomas M. Clay disclaims beneficial ownership of the 26,114 shares of Common Stock owned by LTC Corporation. On December 4, 2017, Mr. Thomas M. Clay was appointed the executor of the Estate. Mr. Thomas M. Clay disclaims beneficial ownership of the 6,889,107 shares of Common Stock owned by the Estate.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 12 of 14 Pages

(d)         Inapplicable.

(e)         Mr. Landon T. Clay, as a result of his death, ceased to be a Reporting Person on July 29, 2017. Mr. Richard T. Clay, as a result of delegating his authority to vote and dispose of shares of Common of Golden Queen as trustee of the LTC Trust and the CF Trust, ceased to be a Reporting Person on December 28, 2017.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

“Item 6. Purpose of Transaction” of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

The Company has commenced a Rights Offering. The LTC Trust, together with an affiliate of Mr. Jonathan Clay, who is a cousin of Mr. Thomas M. Clay, have entered into the Standby Agreement pursuant to which such entities have agreed with the Company, subject to the terms and provisions of the Standby Agreement, to purchase all of the Standby Shares (as defined in the Standby Agreement).

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint filing agreement, dated as of February 12, 2010, by and between Landon T. Clay and Thomas M. Clay.*

Exhibit 2	Joint filing agreement, dated as of April 24, 2012, by and between Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust.**

Exhibit 3	Transaction Agreement, dated June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 4	Voting and Support Agreement, dated as of June 8, 2014.***

Exhibit 5	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 6	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 7	Amended and Restated Registration Rights Agreement, dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 8	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 9	Joint Filing Agreement, dated as of December 18, 2015, among Landon T. Clay, Thomas M. Clay, Brian James and the Landon T. Clay 2009 Irrevocable Trust.****

Exhibit 10	Joint Filing Agreement, dated as of January 27, 2016, among Landon T. Clay, Thomas M. Clay, Brian James, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.*****

SCHEDULE 13D

CUSIP NO. 38115J100	Page 13 of 14 Pages

Exhibit 11	Joint Filing Agreement, dated as of December 2, 2016, among Landon T. Clay, Thomas M. Clay, Brian James, Richard T. Clay, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.******

Exhibit 12	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of November 21, 2016 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on November 25, 2016).

Exhibit 13	Joint Filing Agreement, dated as of January 5, 2018, among the Landon Thomas Clay Estate, Thomas M. Clay, Brian James, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust (Filed herewith).

Exhibit 14	Standby Guarantee Agreement, dated as of November 10, 2017, among Golden Queen Mining Co. Ltd., the Landon T. Clay 2009 Irrevocable Trust and The Masters 1, LLC (Filed herewith).

__________

*Included as an exhibit to the Schedule 13D/A filed on February 2, 2010.

**Included as an exhibit to the Schedule 13D/A filed on April 25, 2012.

***Included as an exhibit to the Schedule 13D/A filed on June 18, 2014.

**** Included as an exhibit to the Schedule 13D/A filed on December 18, 2015.

***** Included as an exhibit to the Schedule 13D/A filed on January 27, 2016.

****** Included as an exhibit to the Schedule 13D/A filed on December 2, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2018	ESTATE OF LANDON THOMAS CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Executor

January 5, 2018	THOMAS M. CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay

January 5, 2018	BRIAN JAMES

	By:	/s/ Brian James
Brian James

January 5, 2018	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

January 5, 2018	LANDON T. CLAY 2016-2 ANNUITY TRUST U/A DATED JANUARY 14, 2016

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee